Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0805 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

April 26, 2017

Via EDGAR

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

Mr. Trace W. Rakestraw

Attorney Advisor

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

RE:                          Main Street Capital Corporation — Registration Statement on Form N-2

(File No. 333-203147) (the “Registration Statement”)

Dear Ms. Fettig and Mr. Rakestraw:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 10, 2017 and April 18, 2017 relating to the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 10 to the Registration Statement.

Legal Comments

Prospectus Summary

1.              Under the heading Business Strategies, on page 4 and on page 75 of the “Business” section, the Company includes disclosure describing its portfolio as diversified. Because the Company is a non-diversified investment company, please revise the disclosure to remove uses of the word “diversified” in this context.

Response: The Company has revised the disclosure accordingly. See pages 4 and 75 of Post-Effective Amendment No. 10.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Christina DiAngelo Fettig Trace W. Rakestraw April 26, 2017 Page 2

2.              In the “Prospectus Summary” section, consider including disclosure stating that the Company has received a license from the Small Business Administration to form and operate a third small business investment company.

Response: The Company has revised the disclosure accordingly. See page 1 of Post-Effective Amendment No. 10.

Risk Factors

3.              Please revise the risk factor titled “We may experience fluctuations in quarterly results” to remove the word “quarterly” from the last sentence as this could suggest that operating results from annual periods may be relied upon as indicative of performance in future periods.

Response: The Company has revised the disclosure accordingly. See page 22 of Post-Effective Amendment No. 10.

4.              Please revise the second bullet point in the risk factor titled “We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code” to clarify that the source-of-income requirement is measured as a percentage of gross income for each year.

Response: The Company has revised the disclosure accordingly. See page 23 of Post-Effective Amendment No. 10.

Portfolio Companies

5.              In the Portfolio Companies table, please advise why the percentage held in the Member Units of Access Media Holdings, LLC is presented as 0.0%.

Response: The percentage held in the Member Units of Access Media Holdings, LLC is presented as 0.0% due to rounding. The actual percentage held is .0003%.

Accounting Comments

General

1.              The Selected Financial Data included in the Registration Statement includes yield calculations that exclude debt investments on non-accrual status. For each such yield calculation, please disclose what the resulting yield would be if investments on non-accrual status were included. Additionally, please disclose the total investment returns based on market price and on change in net asset value, currently disclosed in the Financial Highlights table, in the Selected Financial Data table and add disclosure stating that the portfolio yield does not represent a return to shareholders.

Response: The Company will disclose the yield calculations that include debt investments on non-accrual status in its Selected Financial Data table for

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periods ending on or after June 30, 2017. The Company has revised its disclosure in the Selected Financial Data table on page 45 of Post-Effective Amendment No. 10 to note that the yields disclosed are higher than they would be if the calculation had included debt investments on non-accrual status.  Additionally, the Company has revised the Selected Financial Data table included on page 45 of Post-Effective Amendment No. 10 to include the total investment return based on market price and on change in net asset value.

Consolidated Balance Sheet

2.              For the line item titled “Cash and Cash Equivalents”, please disclose any restricted cash separately as required by Rule 6-04.4 of Regulation S-X.

Response: The Company respectfully advises the Staff that none of its Cash and Cash Equivalents as of December 31, 2016 were subject to restrictions. To the extent that the Company holds restricted cash in future periods, the Company will separately disclose such amounts.

3.              In the Company’s 2015 Annual Report, reference is made to the accounting standards of ASU 2015-03, however it does not appear that the Company has adopted this standard. Please confirm that the Company will adopt ASU 2015-03.

Response: In the Company’s 2015 Annual Report, the Company indicated that it was evaluating the impact of the adoption of ASU 2015-03 on the Company’s consolidated financial statements. Due to potential changes in the deferred financing costs’ balances related to new financings, the Company waited until adoption was required to finalize its evaluation of the impact of adoption on its consolidated financial statements and determined that the overall effects were insignificant (less than 0.5% of total assets excluding the effect of deferred financing costs related to revolving debt arrangements which can be included in assets as clarified by the Staff in its June 18, 2015 EITF meeting). Due to this insignificance and the perceived benefit to investors of including the par value of debt on the face of the financials, the Company elected to not formally adopt ASU 2015-03. Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will adopt ASU 2015-03.

4.              If any of the amount of “Accounts Payable and Other Liabilities” are payables to related parties, please disclose such payables separately pursuant to Rule 6-04.12 of Regulation S-X.

Response: The Company confirms that there are no such payables to related parties that would be required to be separately disclosed.

Consolidated Schedule of Investments

5.              On a going forward basis, disclose the expiration date and strike price of any warrants listed in the Company’s schedule of investments.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will disclose the expiration date

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and strike price of any warrants listed in the Company’s schedule of investments.

6.              The Staff refers the Company to its accounting comment no. 9 as noted in the Company’s response letter dated May 16, 2016. Please provide a line-by-line description of how the Company has complied with the following disclosure requirements pursuant to FASB ASC 820-10-50-6A:

50-6A For investments that are within the scope of paragraphs 820-10-15-4 through 15-5 (regardless of whether the practical expedient in paragraph 820-10-35-59 has been applied) and measured at fair value on a recurring or nonrecurring basis during the period, a reporting entity shall disclose information that helps users of its financial statements to understand the nature and risks of the investments and whether the investments are probable of being sold at amounts different from net asset value per share (or its equivalent, such as member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed). To meet that objective, to the extent applicable, a reporting entity shall disclose, at a minimum, the following information for each class of investment:

a.     The fair value measurement (as determined by applying paragraphs 820-10-35-59 through 35-62) of the investments in the class at the reporting date and a description of the significant investment strategies of the investee(s) in the class.

b.     For each class of investment that includes investments that can never be redeemed with the investees, but the reporting entity receives distributions through the liquidation of the underlying assets of the investees, the reporting entity’s estimate of the period of time over which the underlying assets are expected to be liquidated by the investees.

c. The amount of the reporting entity’s unfunded commitments related to investments in the class.

d. A general description of the terms and conditions upon which the investor may redeem investments in the class (for example, quarterly redemption with 60 days’ notice).

e. The circumstances in which an otherwise redeemable investment in the class (or a portion thereof) might not be redeemable (for example, investments subject to a lockup or gate). Also, for those otherwise redeemable investments that are restricted from redemption as of the reporting entity’s measurement date, the reporting entity shall disclose its estimate of when the restriction from redemption might lapse. If an estimate cannot be made, the reporting entity shall disclose that fact and how long the restriction has been in effect.

f. Any other significant restriction on the ability to sell investments in the class at the measurement date.

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g. If a reporting entity determines that it is probable that it will sell an investment(s) for an amount different from net asset value per share (or its equivalent) as described in paragraph 820-10-35-62, the reporting entity shall disclose the total fair value of all investments that meet the criteria in paragraph.

Response: The Company confirms it discloses the applicable information required by FASB ASC 820-10-50-6A.  Generally, the Company’s investments that fall within the scope of FASB ASC 820-10-50-6A are investments in other investment funds that are classified in the Company’s Other Portfolio category and only comprise approximately 5% of the Company’s total investment portfolio as of December 31, 2016. Additionally, the Company does not believe that there are any underlying characteristics of these investments that would cause the Company’s realization value to be at amounts different from their net asset values per share.

The following is the Company’s line-by-line response with respect to the disclosure requirements included in subparagraphs a-g of FASB ASC 820-10-50-6A listed above:

a.              The Company discloses this information in Footnotes B-1 and C in the Notes to its Consolidated Financial Statements.  See pages beginning on F-63 and F-75 of Post-Effective Amendment No. 10.

b.              The Company discloses in the Notes to its Consolidated Financial Statements that the underlying assets are “expected to be liquidated over a five to ten year period.” See page F-82 of Post-Effective Amendment No. 10.

c.               The Company lists the unfunded commitments for each Other Portfolio investment in the Notes to its Consolidated Financial Statements.  See pages beginning on F-104 of Post-Effective Amendment No. 10.

d.              This disclosure is not applicable to the Company, as the Company does not have rights to redeem its share of the funds until their termination.  Rather, the Company has the ability to sell its interests to other limited partners or third parties throughout the life of the funds without any penalty or other type of fee (i.e., at the net asset value per share of the fund).

e.               This disclosure is not applicable to the Company, as the Company does not have rights to redeem its share of the funds until their termination.  Rather, it has the ability to sell its interests to other limited partners or third parties throughout the life of the funds without any penalty or other type of fee (i.e., at the net asset value per share of the fund).

f.                This disclosure is not applicable to the Company as there are no significant restrictions on the Company’s ability to sell its interests in these investments.

g.               This disclosure is not applicable to the Company. The Company has not determined that there are any investments as described in paragraph 820-

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10-35-62 that it is probable that the Company will sell at an amount different from net asset value per share (or its equivalent).

Consolidated Statement of Operations

7.              If there are any individual expenses included in the line item titled “General and Administrative Expenses” that represent more than 5% of total expenses included in this caption, please disclose such expenses separately in accordance with Regulation S-X, Article 6-07.2(b).

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out on the face of consolidated statements of operations.

Notes to Consolidated Financial Statements

8.              In Note 2, Basis of Presentation, on a going forward basis and pursuant to ASU 2013-08, please include disclosure that states that the Company follows the accounting and reporting requirements of investment companies under ASC 946.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will revise its disclosures to include a statement that the Company follows the accounting and reporting requirements of investment companies under ASC 946.

9.              Please confirm in the response letter what items are included in “other non-operating changes” as noted in footnote 5 to the Financial Highlights table.

Response: Other non-operating changes are items that affect net asset value that are not related to the consolidated statement of operations (i.e., items other than net increase in net assets). These items include the effects of offerings, shares issued under our DRIP and restricted stock, along with other miscellaneous items.

Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will consider whether it is beneficial to revise its disclosures to include language describing the other non-operating changes.

10.       On a going forward basis, please include a description of the Company’s treatment of offering costs in the Notes to its Consolidated Financial Statements. Please describe in the response letter how the Company accounts for offering costs incurred in connection with its at-the-market offering of common stock. Finally, please also explain how and when the Company files prospectus supplements in connection with the at-the-market offering.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will revise its disclosures to

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include a description of the Company’s treatment of offering costs in the Notes to its Consolidated Financial Statements.

Quarterly, the Company records its offering costs related to the at-the-market offering through additional paid in capital per ASC 946-20-25-5.

The Company files a prospectus supplement pursuant to Rule 497 when it launches a new ATM program and files a prospectus supplement pursuant to Rule 497 to supplement the disclosure contained in that prospectus supplement with any new material information. In this regard, promptly after the Company files a quarterly or annual report on Form 10-Q or Form 10-K, as applicable, the Company files a prospectus supplement pursuant to Rule 497 to update the prospectus to include the information contained in such Form 10-Q or Form 10-K. In addition, when the Company files a material current report on Form 8-K, the Company files a prospectus supplement pursuant to Rule 497 to update the prospectus to include the information contained in such Form 8-K. Finally, after the Company’s shelf registration statement is declared effective by the Staff, the Company files a prospectus supplement pursuant to Rule 497 for any existing ATM program to update the prospectus.

11.       Please provide in correspondence the following:

a.              a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments; and

b.              a general explanation as to why it believes it can cover its commitments.

Additionally, the disclosure in the Company’s Notes to Consolidated Financial Statements notes that the Company will use the proceeds from a combination of future debt and equity capital to cover its unfunded commitments. Please note that these are not appropriate sources of capital to cover the Company’s unfunded commitments and revise the disclosure accordingly.

Response: The Company confirms and represents to the Staff that it believes that its assets will provide adequate cover to satisfy its unfunded commitments. The Company will use a combination of cash on hand, proceeds from sold/liquidated investments and borrowings under its line of credit to cover its unfunded commitments. The Company confirms that it need not rely on future debt and equity issuances to cover its unfunded commitments and will revise the disclosure in its Notes to Consolidated Financial Statements beginning with its quarterly report on Form 10-Q for the quarter ending March 31, 2017 accordingly.

12.       On a going forward basis, please include the prior year’s Schedule 12-14 such that the schedule is presented on a comparative basis.

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Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2017, the Company will include the prior comparable period’s Schedule 12-14.

General Comments

1.              Please confirm that if the Company’s Registration Statement is not declared effective prior to the date on which its audited finical statements must be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, the Company will not make any sales of securities under the Registration Statement until it has been declared effective by the Staff.

Response: The Company confirms that no sales of securities will be made pursuant to the Registration Statement after April 30, 2017 unless a post-effective amendment thereto containing its December 31, 2016 audited financial statements has been declared effective by the Staff.

*              *              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas